Heritage Global Inc.

12625 High Bluff Drive, Suite 305

San Diego, California  92130

September 14, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance
Office of Consumer Products

100 F Street, NE

Washington, D.C. 20549

Attention:Daniel Morris

Re:Heritage Global Inc.

Registration Statement on Form S-3

File No. 333-248578

Acceleration Request

Requested Date: September 15, 2020

Requested Time:4:00 p.m. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Heritage Global Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-3 (File No. 333-248578) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Bass, Berry & Sims PLC by calling Jon Stanley at (615) 742-6257 or Tim Van Hal at (615) 742-7894.

[Signature page follows]

Sincerely,

Heritage Global Inc.

By:  /s/ James Sklar

Name:	James Sklar
Title:	Executive Vice President, General Counsel and Corporate Secretary

[Heritage Global Inc. Acceleration Letter]